

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

Via E-mail
Mr. Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone.
Gucheng Road Sishui County Shandong Province
PR China, 373200

Re: China YCT International Group, Inc.
          Form 10-K for the Fiscal Year Ended March 31, 2011
          Filed September 9, 2011
          File No. 000-53600

Dear Mr. Yan:

We have reviewed your April 5, 2012 response to our March 22, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements
Note 8 – Intangible Assets, Net, page F-14

1. Refer to your response to comment 2. Please tell us how you estimated the probability of financial contingency not being met at October 21, 2011 and December 31, 2011. In supporting your estimates, please tell us when the placement agent commenced due diligence, the progress it made between October 21, 2011 and December 31, 2011, and how your estimated probability reflects the progress (or lack thereof) toward an offering. Please clarify why the probability of failing to meet the trigger did not change from October 21, 2011 through December 31, 2011.

2. Refer to your response to comment 3. Please ensure that you clearly mark the restated amounts on your financial statements and notes as "restated." In light of your proposed restatements for each of the interim periods in fiscal 2012, please reassess your conclusions that your disclosure controls and procedures were effective at June 30, 2011,

September 30, 2011 and December 31, 2011. If you continue to believe that your disclosure controls and procedures are still effective, please substantiate your belief when restatements are indicative of a material weakness in internal control over financial reporting and such controls are an integral component of disclosure controls and procedures.

3. In your response to comment 3 you tax effect the various adjustments. It appears that these tax adjustments are recorded at the Chinese statutory rate. Please address the following comments:

    - Please explain to us why the patent amortization appears to be tax deductible in China when it appears based on the acquisition agreement and its amendments that the patent acquisition was completed by your parent entity, a Delaware corporation.
    - Assuming you can substantiate why the patent amortization is tax deductible in China, please explain to us why your adjustment for the quarter ended September 30, 2011 is effected at a 21.9% rate when all other periods are effected at a 25% rate.
    - Please explain to us why the contingent obligation to reacquire your common stock under ASC 480-10-25-8 is tax deductible in China. In this regard, it appears that this obligation instituted with the October 21, 2011 amendment is an obligation of your parent entity. If the expense associated with this obligation is indeed deductible in China, please tell us whether it is currently deductible or whether it is a temporary difference that should be recorded as a deferred tax asset.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant